[redacted]

13012676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JonesTrading Institutional Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 W. Lindero Canyon Rd, Suite 208
(No. and Street)

Westlake Village (City) CA (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Hill, CFO (818) 991-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa Street, Los Angeles, CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services LLC and subsidiaries, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY J. VERES
Commission # 1896946
Notary Public - California
Los Angeles County
My Comm. Expires Jul 26, 2014

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

JonesTrading Institutional Services LLC and Subsidiaries
Year Ended December 31, 2012
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
JonesTrading Institutional Services LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC and subsidiaries (collectively, the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of JonesTrading Institutional Services LLC and subsidiaries at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2013

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 5,337,841
Cash equivalents	28,349,557
	33,687,398
Commission and other receivables	14,146,415
Investment	91,407
Prepaid expenses	807,791
Leasehold improvements and equipment, net	1,981,312
Other assets	7,116,245
Total assets	$ 57,830,568
Liabilities and owners' equity	
Trade accounts payable	$ 3,539,376
Accrued compensation payable	11,592,998
Accrued owners' distributions	1,939,455
Accrued profit-sharing	1,053,339
Accumulated rent obligation	422,382
Accrued income taxes	421,473
	18,969,023
Owners' equity:	
Common stock, 30,000,000 units authorized without par value, 25,363,828 units issued and outstanding	33,161,804
Retained earnings	10,251,317
Accumulated other comprehensive income	64,920
Total owners' equity	43,478,041
Less: notes receivable due from owners	(4,616,496)
Total owners' equity, net	38,861,545
Total liabilities and owners' equity	$ 57,830,568

See accompanying notes.

JonesTrading Institutional Services LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012

1. Organization

Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Westlake Village, California, and branch offices in Northern California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, New Jersey, South Carolina, Hawaii, and Texas. JonesTrading International Limited (JTL), the Company's wholly owned subsidiary, is located in London, England, and provides services throughout Europe. In September 2007, the Company also incorporated JonesTrading Canada, Inc. (JTC) in British Columbia, Canada.

From January 1, 1987 until January 1, 2004, the Company operated in an S corporation, Jones & Associates, Inc. (J&A). On January 1, 2004, J&A transferred all of its assets, liabilities, and operations to the Company, its wholly owned limited liability company, in exchange for 23,872,000 units, or 100%, of the outstanding units of the Company. At December 31, 2012, the Company's equity consists of units of the Company, of which there are 30,000,000 units authorized and 25,363,828 units outstanding. Approximately 83.4% of these units are owned by J&A. The remaining units are owned by employees and institutional investors.

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition include the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated in consolidation for the statement of financial condition presentation.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment-grade commercial paper, all of which have original maturities of three months or less. Interest income on cash equivalents is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Investments

The Company has one fixed-income investment holding and has classified it as a trading security. This investment is recorded at fair value.

Fair Value

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement and Disclosures*, fair value is defined as the price that the Company would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment.

The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date.

2. Summary of Significant Accounting Policies (continued)

Level 2 – Pricing inputs are quoted prices for similar investments in active markets; quoted prices for identical or similar investments in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

Level 3 – Pricing inputs into models are unobservable for the investment. The unobservable inputs require significant management judgment or estimation.

Because the fair value estimates of most fixed-income securities are determined by evaluations that are based on observable market information rather than market quotes, most estimates of fair value for fixed-income securities are based on estimates using objectively verifiable information and are included in the amount disclosed in Level 2 of the hierarchy. The fair value of the fixed-income security was obtained from market prices for identical or similar assets. At December 31, 2012, the $91,407 fair value of the fixed-income security was measured as level 2 in the fair value hierarchy.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Riskless Transactions

Riskless principal revenue is the result of the price differential the Company receives when the Company sells (buys) a security, after having simultaneously received an order to buy (sell) the security.

2. Summary of Significant Accounting Policies (continued)

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft-dollar arrangements. The Company accounts for the cost of independent research arrangements on an accrual basis. Commission revenue is recorded when earned on a trade-date basis. An accrued soft-dollar research payable of $1,912,558 is classified as trade accounts payable in the consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act. Pursuant to certain arrangements, the Company deposits the soft-dollar credits into the "Special Account for the Exclusive Benefit of Soft Dollar Customers of JonesTrading Institutional Services LLC."

Commission Receivables

Commission receivables consist of amounts due to the Company from clearing agents. Based on the short-term nature of the transactions, the Company does not provide an allowance for doubtful accounts for receivable losses.

Other Receivables

Other receivables consist primarily of amounts due to the Company in relation to options transactions that are billed at month-end. Based on the short-term nature of the transactions, the Company does not provide an allowance for doubtful accounts for receivable balances.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term). The Company also capitalizes qualified expenses related to software and project development. In the current year, no such assets are included in the data processing equipment class.

2. Summary of Significant Accounting Policies (continued)

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. In 2012, the Company disposed of assets with the gain on such assets totaling $1,300. Maintenance and repairs are expensed currently; major renewals and betterments are capitalized.

A summary of the Company's property and equipment as of December 31, 2012, is as follows:

Furniture and fixtures	$ 3,595,662
Data processing equipment	3,712,137
Leasehold improvements	4,784,217
	12,093,015
Less: accumulated depreciation	10,111,703
Leasehold improvements and equipment, net	$ 1,981,312

Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying consolidated financial statements. The Company files state returns in the following states: California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, New Jersey, South Carolina, Hawaii, and Texas. Most of these states have an annual partnership filing requirement, and some impose an annual limited liability company fee.

The Company's subsidiary, JTC, is incorporated as a private corporation and pays Canadian federal and provincial taxes.

The Company recognizes the tax benefit of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by a tax authority. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2012. Tax years 2009 through 2011 are subject to examination by state taxing authorities.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

The carrying amount of receivables, accounts payable, and accrued liabilities included on the accompanying consolidated statement of financial condition approximates their fair value due to their short-term nature.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 plus minimum capital requirements for all subsidiaries or 6.67% of the aggregate indebtedness. At December 31, 2012, the Company's net capital was $33,238,084, which was $31,973,482 in excess of this requirement.

4. Fully Disclosed Clearing Agreement

During 2012, the Company cleared all customer transactions through its fully disclosed agreements with Merrill Lynch Pierce Fenner Smith New York Stock Exchange member firm and Fidelity Clearing Canada ULC, a Toronto Stock Exchange member firm, and, therefore, is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2012, the receivable for commissions for settled transactions was $12,038,460. JTC cleared all customer transactions through its fully disclosed agreement with Penson Canada, Inc., a Toronto Stock Exchange member firm until March 11, 2012 and through its fully disclosed agreement with Fidelity Clearing Canada ULC., from March 12, 2012 until December 31, 2012. At December 31, 2012, the receivable for commissions for settled transactions from Fidelity Clearing Canada ULC. was $666,495.

5. Notes Receivable Due From Owners

At December 31, 2012, notes receivable amounted to $4,854,317, of which $4,616,496 represents loans from the Company to employees to purchase stock in J&A. Loans from the Company to employees to purchase stock in J&A are reported as a reduction of owners' equity. The majority of the notes are full-recourse promissory notes bearing interest at approximately 2.4% and are collateralized by the stock purchased. Principal and interest are paid through owners' distributions of income on a monthly basis.

5. Notes Receivable Due From Owners (continued)

Loans to employees not used to purchase stock in J&A of $237,821 are reflected in commissions and other receivables in the accompanying consolidated statement of financial condition as of December 31, 2012.

6. Retirement and Deferred Compensation Plans

Retirement Plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit-sharing contributions to the accounts of employees. For the year ended December 31, 2012, the Company contributed 4% of salaries for certain non-highly compensated employees to the plan and up to $30,000 to the account of certain highly compensated participants. The contribution rate is variable and is determined by the Company on an annual basis.

Deferred Compensation Plan

On July 1, 2008, the Company implemented a deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pretax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement, or "in service" either in a lump sum or in quarterly installments over 5, 10, or 15 years. The Company's contributions into this Plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a three-to-four-year period. The deferred compensation liability for the year ended December 31, 2012, was $8,377,445 and is included in accrued compensation payable.

There were no employer contributions for the year ended December 31, 2012.

6. Retirement and Deferred Compensation Plans (continued)

Company-Owned Life Insurance (COLI) Policies

The Company purchased COLI contracts insuring employees eligible to participate in the deferred compensation plan. The gross cash surrender value of these contracts was $7,108,960 and is included in other assets in the accompanying consolidated statement of financial condition as of December 31, 2012. There were no outstanding policy loans as of December 31, 2012. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation agreements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements.

7. Leases

The Company leases office space and equipment under noncancelable operating lease agreements, which expire on various dates through 2020. At December 31, 2012, the future minimum obligations under these agreements were as follows:

Year ended December 31:	
2013	$ 1,722,946
2014	1,535,563
2015	1,226,348
2016	741,578
Thereafter	1,487,604
Total	$ 6,714,039

Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments.

8. Owners' Equity

On March 31, 2007, the Company received a $50,000,000 investment from Freidman, Fleischer and Lowe (FFL). The Company used $15,000,000 of the proceeds of this investment to repurchase and retire previously outstanding units, of which $14,100,000 of the units were repurchased from J&A and the remainder from employees of the Company. Under the terms of the FFL investment, the Company may be required to repurchase the units issued to FFL if

8. Owners' Equity (continued)

certain events occur and FFL elects to put the units back to the Company. The Company may be obligated to repurchase 3,680,000 shares between March 31, 2012 and March 31, 2016, with a maximum of 1,230,000 repurchased in any 12-month period. The Company would not be required to repurchase the units if the repurchase would cause the Company to fail to comply with any regulatory capital requirement (see Note 3). In 2012, the Company repurchased 1,226,602 units for total consideration of $10,276,350.

On March 31, 2007, the Company amended its Operating Agreement to authorize 1,500,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company above the value of the Company on the date of grant. PPUs have no value on the date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. In 2012, the Company had net issuances of 217,500 PPUs. As of December 31, 2012, the Company had 1,487,500 PPUs outstanding. Compensation cost is measured as the distributions are paid to employees with PPUs. If an employee terminates his or her employment with the Company, the PPUs are repurchased at the PPU capital balance. The total capital balance of all PPUs at December 31, 2012, was $0. The carrying value of the PPUs approximates the fair value.

9. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2012, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2012.

10. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements are issued.

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